Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hoku Scientific, Inc.

We consent to the incorporation by reference in this registration statement on Form S-8 of Hoku Scientific, Inc. of our report dated April 18, 2005, except as to note 8(b), which is as of July 2, 2005 and notes 8(c) and 8(d), which are as of July 12, 2005, with respect to the balance sheets of Hoku Scientific, Inc. as of March 31, 2005 and 2004, and the related statements of operations, stockholders’ equity, cash flows, and comprehensive loss for each of the years in the three-year period ended March 31, 2005, which report appears in registration statement (No. 333-124423) on Form S-1 dated August 5, 2005.

/s/ KPMG LLP

Honolulu, Hawaii

August 26, 2005